



UN
SECURITIES ANI ....SION
Washington, D.C. 20549

02021147

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-

REPORT FOR THE PERIOD BEGINNING __April 1, 2001__ AND ENDING __March 31, 2002__ MAY 3 0 2002
 MM/DD/YY   MM/DD/YY

RECEIVED

165

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P & A Financial Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

   17 Court Street
_____
                    (No. and Street)

   Buffalo   NY   14202
_____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Paul S. Duggan   716-852-2611
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Chiampou Travis & Dansa LLP
_____
             (Name – if individual, state last, first, middle name)

 5110 Main Street, Suite 215   Williamsville   NY   14221
_____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 1 9 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Paul S. Duggan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __P & A Financial Securities, Inc.__ , as of __March 31__ , 20__02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

President

_____
Notary Public

KAREN B. VANCE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires 1/31/2003

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

P&A FINANCIAL SECURITIES, INC.

TABLE OF CONTENTS

♦ Chiampou Travis & Dansa LLP

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Charles W. Chiampou, CPA, JD
Robert J. Travis, CPA
Michael J. Dansa, CPA
Eugene G. Kershner, CPA
Kelly G. Besaw, CPA, CVA

INDEPENDENT AUDITORS' REPORT

Board of Directors
P&A Financial Securities, Inc.
Buffalo, New York

We have audited the accompanying statement of financial condition of P&A Financial Securities, Inc. (the Company) as of March 31, 2002, and the related statements of operations, of changes in stockholder's equity, and of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P&A Financial Securities, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chiampou Travis + Dansa LLP

May 15, 2002

P&A FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

CURRENT ASSETS:

Cash	$ 9,365
Marketable securities	43,508
Commissions receivable	7,206
Total current assets	60,079

OTHER INVESTMENTS, at cost	27,100

TOTAL ASSETS	$ 87,179

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$ 5,075
Accrued expenses	698
Accrued income taxes	179
Total current liabilities	5,952

STOCKHOLDER'S EQUITY:

Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	9,900
Retained earnings	58,027
Accumulated comprehensive income	13,200
Total stockholder's equity	81,227

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 87,179

See notes to financial statements.

P&A FINANCIAL SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2002

REVENUES:	
Commission revenue	$ 667,118
OPERATING EXPENSES:	
Commission expense	432,781
General office expense	237,600
Licenses and fees	3,831
Miscellaneous	75
	674,287
LOSS FROM OPERATIONS	(7,169)
OTHER:	
Interest income	196
Other income	300
	496
LOSS BEFORE PROVISION FOR INCOME TAXES	(6,673)
PROVISION FOR INCOME TAXES	(219)
NET LOSS	$ (6,892)

See notes to financial statements.

P&A FINANCIAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2002

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Comprehensive Income	Total Comprehensive Income (Memo)
	Shares	Amount				
BALANCE, BEGINNING OF YEAR	100	$ 100	$ 9,900	$ 64,919	$ 3,127	
Net loss	-	-	-	(6,892)	-	$ (6,892)
Unrealized gain on marketable securities	-	-	-	-	10,073	10,073
BALANCE, END OF YEAR	100	$ 100	$ 9,900	$ 58,027	$ 13,200	$ 3,181

See notes to financial statements.

4

P&A FINANCIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (6,892)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in commissions receivable	10,509
Decrease in commissions payable	(8,450)
Decrease in accrued expenses	(1,688)
Decrease in accrued income taxes	(1,174)
Net cash used in operating activities	(7,695)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of marketable securities	(308)

NET CHANGE IN CASH	(8,003)

CASH:

Beginning of year	17,368
End of year	$ 9,365

P&A FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2002

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Company Background - P&A Financial Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker-dealer, primarily in the form of agency transactions for mutual fund and annuity investments on behalf of its customers.

    Cash – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk with regard to cash.

    Marketable Securities – Marketable securities consist of equity securities and are classified as available-for-sale for financial statement reporting purposes. Accordingly, they are recorded at fair market value with related unrealized gains and losses included as a component of accumulated comprehensive income.

    Other Investments – Other investments consist of warrants to purchase 2,000 shares of common stock of the Nasdaq Stock Market, Inc. at prices ranging from $13 to $16 per share. The warrants become exercisable on June 28, 2002 and expire at various dates through June 27, 2006. The warrants are stated at cost, which does not exceed estimated net realizable value.

    Commissions - Commissions are recorded on a trade-date basis as securities transactions occur.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

2. **NET CAPITAL REQUIREMENT**

    The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed 15 times net capital (generally Company capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

    At March 31, 2002, the Company's net capital and required net capital (as defined) were $47,601 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 0.13 to 1.

3. **RESERVE REQUIREMENT**

Rule 15c3-3 (the Rule) under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1), these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(A) of the Rule.

4. **RELATED PARTY TRANSACTIONS**

The Company has an agreement with an affiliate which requires the Company to pay the affiliate a percentage of gross income received as reimbursement for certain general and administrative services, supplies and expenses. Related expense for the year ended March 31, 2002 was $237,460. There was $698 due to this affiliate for such expenses at March 31, 2002.

5. **INCOME TAXES**

The provision for income taxes consisted of the following for the year ended March 31, 2002:

Current:	
Federal	$ -
State	219
	$ 219

Income taxes paid were $1,393 during the year ended March 31, 2002. There were no deferred income taxes for the year ended March 31, 2002.

6. **CONTINGENCY**

The Company has been notified of a potential claim of damages relative to the alleged failure to execute trading requests by a client. Currently, no lawsuit has been filed by the client. Management and legal counsel have investigated and refute the assertions made. The ultimate outcome of this matter cannot be determined at this time. Accordingly, no adjustment has been made to the accompanying financial statements.

* * * * * *

P&A FINANCIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

NET CAPITAL:

Total stockholder's equity	$	81,227
Deductions:		
Other investments, not readily marketable		27,100
Net capital before haircuts on securities positions (tentative net capital)		54,127
Haircuts on marketable securities		6,526
Net capital	$	47,601

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
EXCESS NET CAPITAL	$	42,601

AGGREGATE INDEBTEDNESS:

Commissions payable	$	5,075
Accrued expenses		698
Accrued income taxes		179
TOTAL AGGREGATE INDEBTEDNESS	$	5,952

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.13 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF
MARCH 31, 2002)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$	45,699
ADJUSTMENTS MADE SUBSEQUENT TO PREPARATION OF FOCUS REPORT		1,902
NET CAPITAL PER ABOVE	$	47,601

◆ Chiampou Travis & Dansa LLP

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SECURITIES
AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
P&A Financial Securities, Inc.
Buffalo, New York

In planning and performing our audit of the financial statements and additional information of P&A Financial Securities, Inc. (the Company) for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Champion Travis + Danza LLP

May 15, 2002

P&A FINANCIAL SECURITIES, INC.



Financial Statements and Supplemental Schedule
for the Year Ended March 31, 2002
with
Independent Auditors' Report and
Supplemental Independent Auditors'
Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT